Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS GROWTH FOR SECOND QUARTER OF 2010

  Q2 2010 revenue growth of 32% compared to Q2 2009

  Gold sales of 15,607 ounces at US$1,218 (CAN$1,259) per ounce

  Q2 2010 earnings of $0.01 per share, versus loss of $0.05 per share in Q2 2009

  Equity financing and acquisition of outstanding 30% of Louvem completed

  Development work at the Francoeur Mine begins

  3,500 metres of additional exploration drilling announced for Cripple Creek property

  $38.2 million in working capital as at June 30, 2010 and no hedging contracts or long-term debt

MONTREAL, Quebec, Canada, August 6, 2010 - Richmont Mines Inc. (TSX - NYSE Amex: RIC) (“Richmont” or the “Company”), today announced financial and operational results for its second quarter ended June 30, 2010. Financial results are based on Canadian GAAP and dollars are reported in Canadian currency, unless otherwise noted.

Martin Rivard, President and CEO commented on the quarter: “We were active on several fronts in the second quarter. We successfully acquired the 30% of Louvem that we did not already own, which enabled us not only to streamline our business, but also added to our exploration property portfolio in Quebec.”

Mr. Rivard added: “We also raised gross proceeds of $16.5 million in an equity financing during the quarter, which provides Richmont with additional funds to bring the Francoeur Mine into production by mid-2011, and also gives us additional flexibility in our pursuit of accretive, synergistic acquisitions and/or partnerships.”

Lastly, Mr. Rivard commented on exploration activities: “We announced an additional 3,500 metres of exploration drilling on our Cripple Creek property, west of the Timmins Gold Camp in Ontario. This is a key exploration property for Richmont, and we expect that this second phase of drilling will expand on the positive exploration results obtained earlier in 2010.”

Revenue for the second quarter of 2010 was $20.7 million, a notable 32% year-over-year improvement over the $15.7 million of revenue generated in the second quarter of 2009. This was driven by an 18% increase in the number of gold ounces sold to 15,607, from 13,250 gold ounces in the prior year, in addition to a higher average realized sales price of US$1,218 (CAN$1,259) per gold ounce, versus the comparable US$941 (CAN$1,075) in the prior year. These factors resulted in total precious metal revenues increasing to $19.7 million in the second quarter of 2010 from $14.2 million in the comparable period of 2009. This offset a 28% year-over-year decline in other revenue to $1.1 million, primarily due to a 37% decrease in the number of tonnes custom-milled at the Company’s Camflo Mill in the quarter.

Higher production resulted in operating costs, including royalties, increasing to $14.6 million in the second quarter of 2010, from $11.9 million in the same period last year. However, the average cash cost per ounce of gold sold rose from US$787 (CAN$899) in the second quarter of 2009 to US$908 (CAN$939) in the second quarter of 2010, due to the lower recovered grades at both the Beaufor and Island Gold mines.

RICHMONT MINES REPORTS GROWTH FOR SECOND QUARTER OF 2010
August 6, 2010

Exploration and project evaluation costs declined 41% to $1.8 million in the second quarter of 2010, compared with $3.0 million in the second quarter of 2009. The year-over-year decline primarily reflects lower exploration costs at the Beaufor Mine, where an extensive exploration program below the mine’s existing infrastructure took place in 2009. Lower exploration costs similarly reflect higher exploration tax credits in the current quarter of $0.67 million, versus $0.02 million the comparable period last year.

Richmont posted earnings of $0.2 million, or $0.01 per share, in the second quarter of 2010, a notable improvement over the net loss of $1.4 million, or ($0.05) per share, for the second quarter of 2009.

Second Quarter News

Francoeur Mine

Work is progressing well at the Francoeur Mine. All 17 levels of the mine have been dewatered, and underground development work began in July 2010. Work in the first six months of 2010 amounted to approximately $4.0 million. Recruitment for the Francoeur Mine is progressing well, with crews needed for the development phase already in place. The property has probable reserves of 615,664 tonnes grading 6.91 g/t Au for 136,749 ounces of gold. The mine is on schedule to begin production in mid-2011, with an annual estimated production rate of 35,000 ounces of gold over an initial mine life of four years. Additional details can be found in the press release entitled “Francoeur Mine: Dewatering Phase Completed, Development Work Set to Begin”, released on July 7, 2010.

Equity Financing Completed

The Company completed an overnight marketed public offering of 3,300,000 Richmont common shares at a price of $5.00 per common share on June 17, 2010. The offering generated aggregate gross proceeds of $16.5 million and included 300,000 common shares issued as part of the underwriters’ over-allotment option. The net proceeds of the offering will be used for development work at Richmont's projects, primarily the Francoeur Mine in Quebec, for potential acquisitions and for general corporate purposes. Additional details regarding the financing can be found in the press release entitled “Richmont Mines Inc. Completes Equity Financing” released on June 17, 2010.

Louvem Acquisition Completed

On June 30, 2010, Richmont announced that it had successfully acquired the 30% of the issued and outstanding shares of Louvem Mines Inc. that it did not previously own. The acquisition was completed via an amalgamation of 9222-0383 Quebec Inc., a wholly-owned subsidiary of Richmont, and Louvem under Part IA of the Companies Act (Quebec). The Amalgamation was approved by the shareholders of Louvem at a general and special meeting of the Louvem shareholders held on June 18, 2010. Richmont issued approximately 1.4 million shares following the completion of the transaction. Additional details regarding this announcement are outlined in the press release entitled “Richmont and Louvem Announce Completion of Acquisition of Outstanding 30% of Louvem by Richmont”, released on June 30, 2010.

Cripple Creek

As a result of favourable exploration drilling results obtained earlier in 2010 at its Cripple Creek property, Richmont announced that an additional 3,500 metres of drilling would be completed on this property in 2010. Begun in mid-June, this 6-hole campaign is targeting the depth and lateral extension of Zone 16, where drill hole CC-10-45 intersected 73.54 g/t over a true width of 5 metres, in order to confirm the extent of the alteration envelope. Results are expected in the fourth quarter of 2010. Additional information regarding this campaign, as well as details of the complete results from the first phase drilling program, can be found in the press release entitled “Richmont Mines Announces Start of a 3,500 Metre Drilling Campaign on Its Cripple Creek Property” released on June 10, 2010

RICHMONT MINES REPORTS GROWTH FOR SECOND QUARTER OF 2010
August 6, 2010

Wasamac

On May 27, 2010, Richmont launched a 10,000 metre drilling campaign on its Wasamac property, located approximately 5 km east of the Company’s Francoeur Mine. The program will include approximately 20 holes, and will mainly target the extension of known zones within the Wasa Shear, in order to increase resource levels and verify mineralization continuity. As discussed in the Company’s first quarter 2010 release, drilling results are anticipated by the beginning of the fourth quarter of 2010, after which Richmont will reassess the resources of the Wasamac Gold Project with a lower cut-off grade approach. Please see the press release entitled “Richmont Mines Announces a 10,000 Metre Surface Drilling Program on Its Wasamac Property”, published on April 8, 2010 for additional details.

Six-Month Review

Revenue totalled $40.7 million for the six-month period ended June 30, 2010, up 14% over the $35.6 million in revenue for the same period in 2009. This reflects a 5% increase in the number of ounces of gold sold, and a 9% increase in the average selling price per ounce of gold in Canadian dollars.

Operating costs, including royalties, were $28.3 million for the first six months of 2010, up 11% over operating costs of $25.4 million during the same period last year, primarily due to the greater number of tonnes produced at the Island Gold Mine, and higher mining costs at the Beaufor Mine.

Exploration and project evaluation costs were $2.5 million during the first half of 2010, compared with $4.2 million during the same period in 2009. The year-over-year decline is primarily related to lower exploration costs at the Beaufor Mine, reflecting last year’s extensive exploration below this mine’s infrastructure, and an increase in exploration tax credits to $1.1 million in the first six months of 2010 versus $0.3 million in the comparable period last year.

Net earnings were $2.0 million, or $0.08 per share, for the first half of 2010, up notably from net earnings of $0.04 million, or nil per share, during the comparable six-month period in 2009.

Financial Position and Capital Structure

At June 30, 2010, cash and cash equivalents were $35.8 million, compared with $21.1 million at December 31, 2009. This increase is primarily attributable to the completion of an equity offering, which generated gross proceeds of $16.5 million, combined with $6.8 million in cash flow generated from operating activities year-to-date, partially offset by capital expenditures of $8.1 million in the first six months of 2010, primarily at the Francoeur Mine and the Island Gold Mine. Richmont Mines has no long-term debt obligations, no hedging contracts and has $38.2 million in working capital with only 30.9 million shares outstanding.

RICHMONT MINES REPORTS GROWTH FOR SECOND QUARTER OF 2010
August 6, 2010

Island Gold Mine
	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Tonnes	63,666	46,659	131,401	97,687
Head grade (g/t)	5.62	5.95	5.50	6.42
Gold recovery (%)	95.69	95.77	94.52	95.09
Recovered grade (g/t)	5.38	5.70	5.19	6.10
Ounces sold	11,006	8,549	21,944	19,162
Cash cost per ounce (US$)	850	801	845	763

During the second quarter of 2010, 63,666 tonnes of ore from the Island Gold Mine were processed at a recovered grade of 5.38 g/t Au, and 11,006 ounces of gold were sold at an average price of US$1,215 (CAN$1,256) per ounce. For the same period last year, 46,659 tonnes of ore were processed at a recovered grade of 5.70 g/t, and 8,549 ounces of gold were sold at an average price of US$936 (CAN$1,069) per ounce. Production cash costs at Island Gold totalled US$850 (CAN$879) during the quarter, compared with US$801 (CAN$915) for the same period last year. Although recovered grades declined year-over-year, primarily as a result of lower than expected grades in several long-hole stopes, cash costs per ounce in Canadian dollars actually fell 4% year-over-year, a reflection of improved efficiency and productivity at both the mine and on-site mill. The Company plans to expand the mill throughput rate to approximately 850 tonnes per day by replacing an existing 6 foot x 8 foot ball mill with a larger 9 foot x 11 foot ball mill before the end of the third quarter of 2010.

For the first six months of 2010, 131,401 tonnes of ore were processed at a recovered grade of 5.19 g/t, and 21,944 ounces of gold were sold at an average price of US$1,166 (CAN$1,205) per ounce. This compared to tonnage of 97,687 at a recovered grade of 6.10 g/t, and gold sales of 19,162 ounces at an average price of US$968 (CAN$1,106) in the comparable six month period of 2009. While the recovered grade declined year-over-year due to lower than expected grades in long-hole stopes, improved mine and mill productivity translated into a 35% year-over-year increase in tonnage, which in turn resulted in cash costs per ounce produced remaining essentially unchanged in Canadian dollars at $873 versus $871 in the prior year.

Mr. Martin Rivard, President and CEO of Richmont Mines, commented: “Grades fell short of expectations in production stopes at Island Gold during the quarter. We have adjusted our mine plan for the remainder of the year, and expect improved performance from production stopes by the end of 2010. On the positive side, we are seeing some productivity improvements at the Island Gold Mine and mill, and expect that the replacement of a ball mill will translate into ongoing improvements going forward.”

RICHMONT MINES REPORTS GROWTH FOR SECOND QUARTER OF 2010
August 6, 2010

Beaufor Mine
	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Tonnes	24,070	22,806	49,332	52,269
Head grade (g/t)	6.17	6.69	6.12	6.53
Gold recovery (%)	96.29	95.87	97.84	97.60
Recovered grade (g/t)	5.95	6.41	5.99	6.37
Ounces sold	4,601	4,701	9,504	10,702
Cash cost of production per ounce (US$)	1,047	763	933	714

During the second quarter of 2010, 24,070 tonnes of ore from the Beaufor Mine were processed at a recovered grade of 5.95 g/t, and 4,601 ounces of gold were sold at an average price of US$1,225 (CAN$1,266) per ounce. In the same quarter of 2009, 22,806 tonnes of ore were processed at a recovered grade of 6.41 g/t, and 4,701 ounces of gold were sold at an average price of US$949 (CAN$1,084) per ounce. Cash costs at the Beaufor Mine increased substantially to US$1,047 (CAN$1,082) per ounce sold in the second quarter of 2010, compared with US$763 (CAN$871) in the second quarter of 2009. Cash costs were higher primarily as a result of the greater amount of development necessary to access the ore zones and a 7% year-over-year decline in the recovered grade, largely attributable to disappointing results from room-and-pillar stopes, where good grades are usually obtained. While extensive development will be necessary to access mining zones at this mine for the foreseeable future, the Company anticipates recovered grades to improve as room and pillar stopes with better grades are accessed during the remainder of the year.

During the first half of 2010, 49,332 tonnes of ore were processed at a recovered grade of 5.99 g/t, and 9,504 ounces of gold were sold at an average price of US$1,162 (CAN$1,201) per ounce. In the first six months of 2009, 52,269 tonnes of ore were processed at a recovered grade of 6.37 g/t, and 10,702 ounces of gold were sold at an average price of US$968 (CAN$1,106) per ounce. Higher cash costs at this mine reflect a combination of lower year-over-year tonnage and lower recovered grades. The Company continues to evaluate possible near-surface targets through exploration drilling, in an effort to increase this property’s reserve base of 44,637 ounces of gold as at December 31, 2009.

Camflo Mill

During the second quarter of 2010, Richmont custom-milled 26,035 tonnes of ore at the Camflo Mill, down 37% from the 41,504 tonnes during the second quarter of 2009. The Company continues to explore the potential for additional custom milling contracts of nearby gold projects.

RICHMONT MINES REPORTS GROWTH FOR SECOND QUARTER OF 2010
August 6, 2010

Outlook
Mr. Rivard concluded: “Operationally, our top priorities for the remainder of 2010 include lowering production costs at our two mining operations, continuing development work at the Francoeur Mine, and pursuing our exploration programs on our Cripple Creek and Wasamac properties. Similarly, we are intensely focused on evaluating potential acquisitions and partnership opportunities to expand our growth profile and increase our reserve and resource base.”

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.
The Company has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101
This news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, Exploration Manager, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

Cautionary Note to U.S. Investors Concerning Resource Estimates
The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this news release, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Website: www.richmont-mines.com

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS GROWTH FOR SECOND QUARTER OF 2010
August 6, 2010

EXPLORATION PROPERTIES
	Three months ended		Six months ended
	June 30, 2010 $	June 30, 2009 $	June 30, 2010 $	June 30, 2009 $

Exploration costs – Mines
Beaufor Mine	570	992	866	1,798
Island Gold Mine	1,215	1,227	1,699	1,595

	1,785	2,219	2,565	3,393

Exploration costs – Other properties
Francoeur / Wasamac properties	216	768	286	960
Cripple Creek property	305	-	493	12
Other properties	7	-	34	6
Project evaluation	133	46	248	147

	2,446	3,033	3,626	4,518

Exploration tax credits	(674)	(20)	(1,078)	(287)

	1,772	3,013	2,548	4,231

RICHMONT MINES REPORTS GROWTH FOR SECOND QUARTER OF 2010
August 6, 2010

FINANCIAL DATA
	Three months ended		Six months ended
CAN$ thousands, except net earnings per share data	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Results (in thousands of $)
Revenue	20,738	15,736	40,700	35,639
Net earnings (loss)	238	(1,390)	2,002	43
Cash flow from (used in) operations	1,621	(2,345)	6,829	707

Results per share ($)
Net earnings (loss) basic and diluted	0.01	(0.05)	0.08	-

Basic weighted average number of common shares outstanding thousands)	26,646	26,111	26,380	26,108

Average selling price of gold per ounce (CAN$)	1,259	1,075	1,204	1,106
Average selling price of gold per ounce (US$)	1,218	941	1,165	968

		June 30, 2010		December 31, 2009

Financial position (in thousands of $)
Total assets		106,607		85,230
Working capital		38,242		24,936
Long-term debt		-		-

SALES AND PRODUCTION DATA
Three-month period ended June 30,
		Ounces of gold		Cash cost (per ounce sold)
	Year	Sales	Production	US$	CAN$
Island Gold Mine	2010 2009	11,006 8,549	10,379 9,925	850 801	879 915
Beaufor Mine	2010 2009	4,601 4,701	4,131 4,398	1,047 763	1,082 871
Total	2010 2009	15,607 13,250	14,510 14,323	908 787	939 899

Six-month period ended June 30,
		Ounces of gold		Cash cost (per ounce sold)
	Year	Sales	Production	US$	CAN$
Island Gold Mine	2010 2009	21,944 19,162	19,908 19,431	845 763	873 871
Beaufor Mine	2010 2009	9,504 10,702	9,766 9,249	933 714	964 816
Total	2010 2009	31,448 29,864	29,674 28,680	872 745	901 851

Average exchange rate used for 2009: US$1 = CAN$1.1420
2010 estimated exchange rate: US$1 = CAN$1.0338

RICHMONT MINES REPORTS GROWTH FOR SECOND QUARTER OF 2010
August 6, 2010

CONSOLIDATED STATEMENTS OF EARNINGS
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	$	$	$	$

REVENUE
Precious metals	19,652	14,237	37,859	33,027
Other	1,086	1,499	2,841	2,612

	20,738	15,736	40,700	35,639

EXPENSES
Operating costs	14,176	11,528	27,394	24,614
Royalties	474	389	926	807
Custom milling	610	994	1,563	1,711
Administration	1,208	999	2,246	1,918
Exploration and project evaluation	1,772	3,013	2,548	4,231
Accretion expense – asset retirement obligations	71	44	141	113
Depreciation and depletion	1,669	1,249	3,224	2,604
Loss (gain) on disposal of assets	9	(578)	(480)	(580)

	19,989	17,638	37,562	35,418

EARNINGS (LOSS) BEFORE OTHER ITEMS	749	(1,902)	3,138	221

MINING AND INCOME TAXES	662	(402)	1,264	187

NET EARNINGS (LOSS)	87	(1,500)	1,874	34

LOSS ATTRIBUTABLE TO MINORITY INTEREST	(151)	(110)	(128)	(9)

NET EARNINGS (LOSS) ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	238	(1,390)	2,002	43

NET EARNINGS (LOSS) PER SHARE basic and diluted	0.01	(0.05)	0.08	-

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	26,646	26,111	26,380	26,108

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	26,981	26,406	26,694	26,284

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS GROWTH FOR SECOND QUARTER OF 2010
August 6, 2010

CONSOLIDATED BALANCE SHEETS
	(in thousands of Canadian dollars)
	June 30, 2010	December 31, 2009
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	35,799	21,139
Shares of publicly-traded companies	1,313	741
Accounts receivable	2,101	1,213
Mining and income taxes receivable	1,325	1,500
Exploration tax credits receivable	2,426	1,348
Inventories	6,352	7,360

	49,316	33,301

DEPOSITS RESTRICTED	290	106

PROPERTY, PLANT AND EQUIPMENT	57,001	51,823

	106,607	85,230

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	9,177	7,130
Mining and income taxes payable	1,897	1,235

	11,074	8,365

ASSET RETIREMENT OBLIGATIONS	6,069	5,928

FUTURE MINING AND INCOME TAXES	1,681	976

	18,824	15,269

SHAREHOLDERS’ EQUITY

Capital stock	86,679	64,675
Contributed surplus	6,467	6,132
Deficit	(5,943)	(2,789)
Accumulated other comprehensive income	580	(44)
Minority interest	-	1 986

	87,783	69,961

	106,607	85,230

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS GROWTH FOR SECOND QUARTER OF 2010
August 6, 2010

CONSOLIDATED STATEMENTS OF CASH FLOW
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	$	$	$	$

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net earnings (loss)	87	(1,500)	1,874	34
Adjustments for:
Depreciation and depletion	1,669	1,249	3,224	2,604
Stock-based compensation	153	99	378	200
Accretion expense – asset retirement obligations	71	44	141	113
Loss (gain) on disposal of assets	9	(578)	(480)	(580)
Gain on disposal of shares of publicly-traded companies	(59)	-	(59)	-
Future mining and income taxes	430	(392)	704	(68)

	2,360	(1,078)	5,782	2,303

Net change in non-cash working capital items	(739)	(1,267)	1,047	(1,596)

	1,621	(2,345)	6,829	707

CASH FLOW USED IN INVESTING ACTIVITIES
Disposal of shares of publicly-traded companies	111	-	111	-
Restricted cash and deposits	(184)	21	(184)	33
Property, plant and equipment – Island Gold Mine	(885)	(1,378)	(2,370)	(2,669)
Property, plant and equipment – Beaufor Mine	(954)	(179)	(1,652)	(388)
Property, plant and equipment – Francoeur Mine	(2,676)	(413)	(3,976)	(413)
Other property, plant and equipment	(48)	(181)	(140)	(285)
Disposal of assets	-	1	533	9
Redemption of shares held by minority interests	(81)	-	(81)	-

	(4,717)	(2,129)	(7,759)	(3,713)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	16,581	68	16,615	82
Common share issue costs	(1,025)	-	(1,025)	-
Redemption of common shares	-	(46)	-	(106)

	15,556	22	15,590	(24)

Net increase (decrease) in cash and cash equivalents	12,460	(4,452)	14,660	(3,030)

Cash and cash equivalents, beginning of period	23,339	27,443	21,139	26,021

Cash and cash equivalents, end of period	35,799	22,991	35,799	22,991

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).